SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                        Commission File Number 000-32273

(Check One):[ ]  Form 10-K [ ]  Form 20-F [ ]  Form 11-K  [X] Form 10-Q
[ ] Form N-SAR [ ]  Form N-CSR

For Period Ended: July 31, 2003
                 ---------------------------

 Transition Report on Form 10-K and Form 10-KSB
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q and Form 10-QSB
 Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Kingdom Ventures, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and number):    1045 Stephanie Way

City, state and zip code:  Minden, NV 89423

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                                     Part II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Registrant was unable to obtain the necessary review of the financial information from its independent accountant in time to file the report by the cutoff time for EDGAR filing.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   Gene Jackson                             775                 267-2242
-----------------------------         ------------------    ---------------
       (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X] Yes   [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes   [ ]   No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Operational revenues increased approximately $600,000 year to date, while our pro-forma revenues shown in the Notes section will reflect an increase in revenues of approximately $1.1 million. Revenue increases are due to acquisition activity. Operational expenses increased by over $3,000,000 year to date, which is virtually all related to stock compensation expense of consultants receiving below market warrants.


                             Kingdom Ventures, Inc.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    September 15, 2003            By       /s/ Gene Jackson
                                          ------------------------------------
                                       Gene Jackson,
                                       President, Chief Executive Officer and
                                       Chief Financial Officer